Mail Stop 4561

November 7, 2006

Robert E. Sulentic
2001 Ross Avenue Suite 3400
Dallas, TX 75201

Re: Trammel Crow Company
Form 10-K for Fiscal Year Ended December 31, 2005
Forms 10-Q for Fiscal Quarters Ended March 31, 2006 and June 30,
2006
File No. 001-13531

Dear Mr. Sulentic:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3498 if you have questions.

Sincerely,

Linda VanDoorn
Senior Assistant Chief Accountant